Exhibit 99.3

ASML Provides Further Clarification on XTAL Case

ASML has today published a statement by the Board of Management about the recent articles in the Dutch media in order to clarify any remaining misunderstandings in the XTAL IP-related theft in 2015.

This includes (social) media reports which implicates Samsung as being maliciously involved in this matter. ASML fully agrees with Samsung’s response that it is very disappointed about the untrue media reports which assume or even suggest that Samsung is involved in any malicious actions against ASML. CEO Peter Wennink stated explicitly on Dutch television (Nieuwsuur) that the initiative of the IP theft in Silicon Valley was the responsibility of a few former ASML employees.

Furthermore, ASML is also disappointed about the ongoing speculation about the alleged Chinese government-directed conspiracy in the Dutch media, for which no evidence was found. The full statement can be found at www.asml.com/xtal